SKADDEN, ARPS, SLATE, MEAGHER & FLOM

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GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM **

HAIPING LI *

RORY MCALPINE *

JONATHAN B. STONE *

PALOMA P. WANG

* (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ———— TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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April 21, 2021	TOKYO
TORONTO

Confidential

Ms. Cara Wirth

Mr. Dietrich King

Mr. Scott Stringer

Ms. Linda Cvrkel

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	AiHuiShou International Co. Ltd. (CIK No. 0001838957)
Response to the Staff’s Comments on Draft Registration Statement on
Form F-1 Confidentially Submitted on March 17, 2021

Dear Ms. Wirth, Mr. King, Mr. Stringer and Ms. Cvrkel:

On behalf of our client, AiHuiShou International Co. Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 13, 2021 on the Company’s draft registration statement on Form F-1 confidentially submitted on March 17, 2021 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) with certain exhibits via EDGAR to the Commission for confidential review.

Securities and Exchange Commission

April 21, 2021

The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Draft Registration Statement on Form F-1 Submitted March 17, 2021

Prospectus Summary

Overview, page 1

1.

We note your statements that you have “created the infrastructure for pre-owned consumer electronics transactions and services by digitalizing and standardizing the industry,” that your processing “creates widely accepted benchmarks for quality and pricing in the industry,” that “there are few trusted channels to purchase high-quality and reliable pre-owned devices,” and that your “platform captures unparalleled supply and demand for pre-owned consumer electronics.” Please provide support for these claims, and any other similar claims your make throughout your registration statement. Otherwise, please recharacterize these statement as your beliefs.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2, 137, 138, 139 and 143.

Use of Proceeds, page 86

2.

We note that you intend to use approximately 30% of proceeds to further expand AHS store network and develop new sales channels for Paipai Marketplace and use approximately 20% of proceeds for general corporate purposes, which may include potential strategic investments and acquisitions. In addition, we note your statement on page 114 that you may “wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions” and your statement on page 153 that you may “pursue new strategic initiatives to expend [your] business overseas in the future, including through mergers, acquisitions and joint ventures.” To the extent that proceeds are being used directly or indirectly to acquire assets, other than in the ordinary course of business, briefly describe the assets and their cost. If the proceeds may be used to finance acquisitions of other businesses, please give a brief description of such businesses and information on the status of the acquisitions. Please refer to Item 3.C. of Form 20-F.

Securities and Exchange Commission

April 21, 2021

The Company respectfully advises the Staff that the Company has not identified any specific targets for potential investments or acquisitions.

In response to the Staff’s comment, the Company has revised the disclosure on pages 88, 117 and 157.

Key Factors Affecting our Results of Operations, page 102

3.

We note your strategic partnerships with “major phone brands and retailers” and “strong strategic alliances with leading consumer electronics brands ... and authorized distributors of certain leading consumer electronics brands” and participation from third-party merchants. We also note that you “entered into business collaboration arrangements with other strategic business partners, such as branded consumer electronics manufacturers and distributors.” To the extent you have any material agreements with any of these parties, please file such agreements as exhibits. Please refer to Item 601 of Regulation S-K.

The Company respectfully advises the Staff that only the business cooperation with JD.com, Inc. is a strategic cooperation and other than the Amended and Restated Business Cooperation Agreement with JD.com, Inc., which the Company has filed as Exhibit 10.18 to the Revised Draft Registration Statement, there are no other agreements with the business partners that constitute material agreements. The Company has revised the disclosure on pages 7, 22, 23, 28, 73, 86 and 153 of the Revised Draft Registration Statement to clarify that only the business cooperation with JD.com, Inc. is a strategic cooperation.

Management’s Discuss and Analysis of Financial Condition and Results of Operations, page 102

4.

We note that that certain of your offline stores were shut down in the first half of 2020 primarily due to the COVID-19 outbreak. Please update and expand your discussion of the COVID-19 pandemic on your results of operations and operating income. Please refer to the Commission’s CF Disclosure Guidance: Topic No. 9 and 9A, which is available on our website.

In response to the Staff’s comment, the Company has revised the disclosure on pages 26 and 108.

Securities and Exchange Commission

April 21, 2021

Key Operating Metrics, page 105

5.

We note that you define the number of consumer products transacted as “the number of consumer products distributed to merchants and consumers through transactions on our platform in a given period, prior to returns and cancellations.” Please revise to clarify whether this definition includes the initial C2B transaction via AHS Recycle.

In response to the Staff’s comment, the Company has revised the disclosure on pages 13 and 107 to clearly define the number of consumer products transacted.

6.

Please revise your disclosure to explain what you mean by the word “platform” each time you use it in a different capacity. For example, we note that your GMV measures product sales through your “platform” (as compared to online marketplaces), but you generate net revenues from product sales and services that you provide through your “platform” (which presumably includes your online marketplaces).

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 6, 13, 104, 105, 106, 107, 108, 112, 114, 124, 139, 140, 141, 144 and 157 to avoid confusion of the use of “platform”.

Results of Operations, Year Ended December 31 2020 Compared to Year Ended December 31, 2019

General and administrative expenses, page 111

7.

We note the increase in general and administrative expenses for 2020 “was mainly due to an increase in the impairment loss recognized for the MTA machines ...” Please explain what MTA machines are as we were not able to locate this acronym elsewhere in your document. Furthermore, we note on page 113 you disclose that the increase in general and administrative expenses in 2019 was due to an increase in assets impairment loss. Please revise your disclosure to explain in greater detail the nature of this impairment and indicate where this matter has been disclosed in the notes to the financial statements.

In response to the Staff’s comment, the Company has revised the disclosure on page 113 to clarify the meaning of MTA machines. The Company respectfully advises the Staff that the assets impairment loss on page 113 refers to allowance for doubtful accounts, which increased by approximately RMB7 million in 2019. The majority of allowance provided was related to prepayment and other receivables, which is disclosed in Note 4 to the financial statements.

Securities and Exchange Commission

April 21, 2021

In response to the Staff’s comment, the Company has revised the disclosure on page 115 to provide more details on the increase in general and administrative expenses in 2019.

Business Combination, page 122

8.

We note your description of your June 3, 2019 acquisition of PaiPai from JD.com. Please expand your disclosure to include a more detailed description of the assets that were purchased in this transaction and the nature of the operations of PaiPai at the time of purchase.

In response to the Staff’s comment, the Company has expanded the disclosure on pages 124 and 125.

Critical Accounting Policies

Fair Value of the Options, page 124

9.

The disclosure on page 125 indicates that the analysis of discounted cash flows used in valuing stock option grants included the use of discounts for lack of marketability or DLOM. Please revise to discuss the DLOMs used in valuing stock option grants for each period presented. Also, to the extent these DLOMs exceeded 15-20% for the latest fiscal year presented in your financial statements, please explain in further detail why you believe the use of these DLOMs was appropriate.

The Company respectfully advises the Staff that the equity value used in valuing the stock option grants in 2019 and 2020 were determined using the back-solve approach, which did not require the use of DLOM. The equity values used in valuing the stock option grants in 2018 was determined using the DCF method, for which the DLOMs used in the discounted cash flow analysis were between 16%-17%.

In response to the Staff’s comments, the Company has revised the disclosure to include the DLOM range on page 128.

Proprietary and innovative technologies, page 140

10.

We note your statements regarding the capabilities of your proprietary and innovative technologies, including your “technological strength,” as well as the “efficiency” and “accuracy” achieved by your technologies. Please provide supplemental support for these statements or recharacterize them as your beliefs.

In response to the Staff’s comment, the Company has revised the disclosure on page 144.

Securities and Exchange Commission

April 21, 2021

Third Party Merchants, page 149

11.	We note that you sometimes act as the seller under the POP model. Please revise to clarify whether you inspect pre-owned consumer electronics when you sell under this model.

In response to the Staff’s comment, the Company has revised the disclosure on page 154.

Transactions with Related Parties, page 191

12.	Please add the acquisition of PaiPai Marketplace from JD Group in 2019 as a related party transaction or tell us why you believe this is not required. Please refer to Item 7.B of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 198.

Description of Share Capital

Preferred Shares

Follow-on Series E Convertible Loans, page 203

13.

We note your disclosure of the convertible loan agreements entered into with three RMB investors that entered into the Series E Follow-on SPA on September 4, 2020 and the loan agreement entered into with Minsheng on November 19, 2020 on pages 203 and 204. Please revise the notes to your financial statements to disclose the nature and significant terms of these transactions. Alternatively, please explain why you do not believe this is required.

The Company respectfully advises the Staff that the convertible loan agreements entered into with the three RMB investors and Minsheng evidence advanced payments to the Company for the RMB investors and Minsheng’s subscription of Series E preferred shares before such shares were issued to them upon approvals from relevant PRC government authorities. Although these advanced payments were documented in the form of convertible loan agreements, they were different from conventional loans in that they did not have a maturity date, did not bear any interest and were refundable within a month if the relevant regulatory approvals was not obtained. Therefore, the Company believes that payments received under the convertible loan agreements constituted advance payments for preferred share subscription instead of loans, and the Company recorded such amounts received as other current liabilities as follows:

•

RMB50 million and RMB100 million received from Zhengmu and Minsheng, respectively, were recorded as other current liabilities in Note 10 “Accrued expenses and other current liabilities” to our consolidated financial statements, with significant terms of the underlying agreement described in footnote (1) to such Note 10 to our consolidated financial statements on page F-33 of the Revised Draft Registration Statement;

Securities and Exchange Commission

April 21, 2021

•	RMB50 million from Qingyu was not paid and therefore nil was recorded for the Company’s agreement with Qingyu; and

•

RMB35 million received from Huihe Haihe, a subsidiary of JD, was recorded as amount due to related parties, and disclosed in Note 17 “Related party transactions” to our consolidated financial statements, with details described in footnote (4) on page F-45 and F-46 of the Revised Draft Registration Statement.

The Company has further revised the description of such payments received in the statement of cash flows as “Prepaid subscription for convertible redeemable preferred shares.”

Experts, page 240

14.

In the Experts section, you indicate that the report of Deloitte Touche Tohmatsu contains an explanatory paragraph referring to the translation of Renminbi amounts to United States dollar amounts. However, in the audit report of this firm on page F-2, we noted no such explanatory paragraph. Please reconcile and revise these disclosures to correct this inconsistency.

In response to the Staff’s comment, the Company has revised the disclosure on page 248 to remove the reference to the translation of Renminbi to United States dollar amounts.

2. Summary of significant accounting policies

2.11 Goodwill, page F-19

15.

We note you performed a quantitative assessment in connection with your annual goodwill impairment analysis. This disclosure is not consistent with your critical accounting policy disclosure on page 123, which indicates you performed a qualitative analysis. Please explain and revise if necessary. Additionally, in order for investors to be able to assess the probability of future goodwill impairment, and to assess if your reporting unit is at risk of failing the quantitative impairment test you should disclose:

•	the percentage by which fair value exceeded carrying value at the date of the most recent test;

•	a more detailed description of the methods and key assumptions used and how the key assumptions were determined;

Securities and Exchange Commission

April 21, 2021

•	a discussion of the degree of uncertainty associated with the assumptions; and

•	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If your reporting unit is not at risk of failing the quantitative impairment test, please disclose that the fair value of your reporting unit is substantially in excess of carrying value and not at risk of failing. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 34-48960.

The Company respectfully advises the Staff that qualitative assessment was performed in the annual goodwill impairment analysis on December 31, 2020. As it was not more likely than not the fair value of the reporting unit was less than the carrying value therefore, no further quantitative analysis was performed.

In response to the Staff’s comment, the Company has revised the disclosure on page F-19 and page 126.

2.17 Revenue Recognition, page F-21

16.

For transactions involving trade-in devices we note the purchase of the pre-owned product and the sale of new product were separately settled in cash on a gross basis and accounted for as two separate transactions. However, in July 2020 you began to net settle the trade-in transaction and the fair value of the trade-in product is recognized as non-cash consideration for the sale of the new product. Please explain the impact that this change had on your financial statements and your consideration of ASC 250.

The Company respectfully advises the Staff that the trade-in transactions were conducted with its customers and the Company continues to account for the net settled transactions with customers on a gross basis. There is no change in the Company’s revenue recognition policy and no impact on the Company’s financial statements.

Notes to the Consolidated Financial Statements

12. Convertible bonds, page F-37

17.

Your disclosure in Note 12 indicates that the Group determined that there is no beneficial conversion feature associated with the conversion option of the bonds as the effective conversion price was lower than the fair value of the underlying shares. Since the effective conversion price of the bonds is lower than the fair value of the shares and therefore in the money, it appears that there is a beneficial conversion feature that should be accounted for pursuant to the guidance in ASC 470-20-25-5. Please advise or revise as appropriate.

Securities and Exchange Commission

April 21, 2021

The Company respectfully advises the Staff that the conversion price was erroneously described as “lower” than the fair value of the underlying shares on page F-37 and the Company has revised it accordingly.

Item 7. Recent Sales of Unregistered Securities, page II-1

18.

Your disclosure on page II-2 indicates that you issued 403,747 Series E Preferred Shares to Shanghai Zhengmu Investment Center on February 8, 2021 for the US $ equivalent of RMB 50,000,000 and your disclosure on page II-3 indicates that you issued 992,513 ordinary shares to Shanghai Jinglin Jinghui Equity Investment Center on this same date for the US $ equivalent of RMB 30,000,000. However, we note that neither of these transactions have been disclosed in the “Subsequent Events” footnote to your audited financial statements. Please revise the notes to your financial statements to disclose the nature and significant terms of these transactions in the notes to your financial statements. Alternatively, please explain why you do not believe this is required.

The Company respectfully advises the Staff that the issue of 403,747 Series E Preferred Shares to Shanghai Zhengmu Investment Center on February 8, 2021 was disclosed in the Subsequent events footnote under the name of Refresher Limited, which is an offshore affiliate of Zhengmu Investment Center. The Company has revised the reference to Zhengmu Investment Center in the table on page II-2 accordingly.

The Company further advises the Staff that the issuance of 992,513 ordinary shares to Shanghai Jinglin Jinghui Equity Investment Center (“Shanghai Jinglin”) was essentially part of a two-step transaction for realizing a transfer of 992,513 ordinary shares from Mr. Kerry Xuefeng Chen to Shanghai Jinglin pursuant to a share transfer agreement between the two parties. The share transfer between the two parties was realized through (i) a transfer of 992,513 ordinary shares from C&XF Group Limited, Mr. Chen’s British Virgin Islands holding company, to the Company, and (ii) an issuance of 992,513 ordinary shares by the Company to Shanghai Jinglin. The reason for such arrangement was to facilitate Shanghai Jinglin’s obtaining of the approval from relevant PRC government authorities for investing in the Company’s shares. The Company considers it a shareholder transaction with no impact to shareholders’ deficit. Therefore the Company believes disclosure of this transaction as a subsequent event in the financial statements is not required.

General

19.

We note various statements throughout your filing that use the word “massive” to describe the magnitude of various items, such as data, demand and sales. Please use more precise language to convey the size of the item, quantifying the size if possible.

Securities and Exchange Commission

April 21, 2021

In response to the Staff’s comment, the Company has revised the disclosure on pages 46, 105, 106, 143.

*        *         *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Jimmy Chen, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 21 6141 2172 or via email at jimmycchen@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures.

cc:	Kerry Xuefeng Chen, Chief Executive Officer, AiHuiShou International Co. Ltd.

Chen Chen, Chief Financial Officer, AiHuiShou International Co. Ltd.

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Benjamin Su, Esq., Partner, Latham & Watkins LLP

Allen C. Wang, Partner, Latham & Watkins LLP

Jimmy Chen, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP